Exhibit 99.1

FOR RELEASE

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 25, 2018 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $2.8 million, or $0.19 per share, for the third quarter of 2018, an increase of $0.5 million, or $0.03 per share, compared to the third quarter of 2017. For the nine months ended September 30, 2018, the Company reported Net Income of $22.0 million, or $1.49 per share, an increase of $4.2 million, or $0.22 per share, compared to the same nine month period in 2017. The increases in earnings in 2018 were driven by higher sales margins, reflecting: customer growth, favorable impacts of weather on unit sales and new distribution rates.

As Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer, explained, “While warmer than average temperatures contributed to strong third quarter results, the key factors to past and future performance remain growth in our natural gas and electric business as well as positive regulatory initiatives. Unitil is very well positioned for continued success.”

Natural gas sales margins were $17.6 million and $80.4 million in the three and nine months ended September 30, 2018, respectively, increases of $0.8 million and $5.1 million, respectively, compared to the same periods in 2017. Gas sales margin in the first nine months of 2018 was positively affected by higher natural gas distribution revenues of $5.9 million, partially offset by lower revenues of $2.9 million to account for the reduction in rates due to the lower corporate income tax rate of 21% under the Tax Cuts and Jobs Act of 2017 (TCJA). Gas margin in the first nine months of 2018 also reflects the positive effect of colder winter weather and customer growth on sales volume of $2.1 million.

Natural gas therm sales decreased 2.9% and increased 5.5% in the three and nine month periods ended September 30, 2018, respectively, compared to the same periods in 2017. The increase in gas therm sales in the Company’s service areas in the nine month period was driven by customer growth and a colder winter in 2018 compared to 2017. Based on weather data collected in the Company’s natural gas service areas, there were 9% more Heating Degree Days (HDD) in the first nine months of 2018 compared to the same period in 2017. As of September 30, 2018, the number of total natural gas customers served has increased by approximately 1,200 over the last year.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Electric sales margins were $25.9 million and $70.5 million in the three and nine months ended September 30, 2018, respectively, increases of $1.1 million and $0.4 million, respectively, compared to the same periods in 2017. Electric sales margin in the first nine months of 2018 was positively affected by higher electric distribution revenues of $2.5 million, partially offset by lower revenues of $2.1 million in 2018 to account for the reduction in rates due to the lower corporate income tax rate of 21% under the TCJA. Electric sales margin in the current period was also positively affected by warmer-than-average summer temperatures and customer growth of $1.4 million. These positive impacts on electric sales margin were partially offset by the absence in the current period of a one-year $1.4 million temporary rate reconciliation adjustment recognized in 2017 Revenue by the Company’s New Hampshire electric utility.

Total electric kilowatt-hour (kWh) sales increased 3.4% and 4.2%, respectively, in the three and nine month periods ended September 30, 2018 compared to the same periods in 2017. The increase in the nine month period reflects customer growth, the favorable impacts of weather on unit sales and higher usage by industrial customers for production purposes. Based on weather data collected in the Company’s electric service areas, there were 48.7% more Cooling Degree Days (CDD) in the third quarter of 2018 compared to the same period in 2017. As of September 30, 2018, the number of total electric customers served has increased by approximately 575 in the last twelve months.

Operation and Maintenance (O&M) expenses decreased $0.5 million and increased $2.1 million for the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. The decrease in the three month period reflects lower professional fees of $0.5 million and lower labor costs of $0.3 million, partially offset by higher utility operating costs of $0.3 million. The increase in the nine month period reflects higher labor costs of $1.5 million and higher utility operating costs of $1.9 million, offset by lower professional fees of $1.3 million. The higher utility operating costs in the nine month period include a non-recurring temporary rate adjustment to increase O&M expenses by $1.2 million in the second quarter of 2018, which was offset by a corresponding increase in gas revenue.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Depreciation and Amortization expense increased $1.6 million and $2.2 million in the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases reflect higher utility plant in service and higher amortization of information technology costs, partially offset by lower amortization of deferred major storm costs which were being amortized for recovery over multi-year periods.

Taxes Other Than Income Taxes increased $0.6 million and $0.9 million in the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017, primarily reflecting higher local property tax rates on higher levels of utility plant assets in service and higher payroll taxes.

Interest Expense, net increased $0.2 million and $0.8 million in the three and nine months ended September 30, 2018, respectively, compared to the same periods in 2017. These increases primarily reflect interest on higher levels of long-term debt.

At its January 2018, April 2018, July 2018 and October 2018 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.365 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.46 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss third quarter 2018 results on Thursday, October 25, 2018, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,000 electric customers and 81,300 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com

Selected financial data for 2018 and 2017 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2018	2017	Change	2018	2017	Change
Gas Therm Sales:
Residential	2.5	2.8	(10.7%)	35.9	33.5	7.2%
Commercial/Industrial	23.9	24.4	(2.0%)	132.3	126.0	5.0%

Total Gas Therm Sales	26.4	27.2	(2.9%)	168.2	159.5	5.5%

Electric kWh Sales:
Residential	195.0	178.5	9.2%	527.8	496.4	6.3%
Commercial/Industrial	268.3	269.5	(0.4%)	755.9	735.9	2.7%

Total Electric kWh Sales	463.3	448.0	3.4%	1,283.7	1,232.3	4.2%

Gas Revenues	$25.7	$25.1	$0.6	$147.4	$131.9	$15.5
Cost of Gas Sales	8.1	8.3	(0.2)	67.0	56.6	10.4

Gas Sales Margin	17.6	16.8	0.8	80.4	75.3	5.1
Electric Revenues	61.4	57.5	3.9	167.6	154.4	13.2
Cost of Electric Sales	35.5	32.7	2.8	97.1	84.3	12.8

Electric Sales Margin	25.9	24.8	1.1	70.5	70.1	0.4
Usource Revenues	1.1	1.4	(0.3)	3.5	4.5	(1.0)

Total Sales Margin:	44.6	43.0	1.6	154.4	149.9	4.5

Operation & Maintenance Expenses	16.4	16.9	(0.5)	51.5	49.4	2.1
Depreciation & Amortization	12.4	10.8	1.6	37.4	35.2	2.2
Property & Other Taxes	5.5	4.9	0.6	16.5	15.6	0.9
Other Expense (Income), net	1.1	0.9	0.2	4.1	3.7	0.4
Interest Expense, net	6.0	5.8	0.2	17.9	17.1	0.8

Income Before Income Taxes	3.2	3.7	(0.5)	27.0	28.9	(1.9)
Income Tax Expense	0.4	1.4	(1.0)	5.0	11.1	(6.1)

Net Income	$2.8	$2.3	$0.5	$22.0	$17.8	$4.2

Earnings Per Share	$0.19	$0.16	$0.03	$1.49	$1.27	$0.22

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

www.unitil.com